EXHIBIT B

                   	CONFIDENTIALITY, STANDSTILL, AND
                      	NONCOMPETITION AGREEMENT


		CONFIDENTIALITY, STANDSTILL AND NONCOMPETITION
AGREEMENT (the "Agreement"), dated September 10, 1997, between CalEnergy Company, Inc., a Delaware corporation
("Buyer"), and Kiewit Diversified Group Inc., a Delaware
Corporation ("Seller").

                        	W I T N E S S E T H

		WHEREAS, Seller (through its Affiliates, as hereinafter defined) currently owns in excess of 25% of the Buyer's outstanding common stock and has two designees on Buyer's Board of Directors;

		WHEREAS, Seller (through its Affiliates) cur-rently is a significant investor in various energy pro-jects developed, operated or managed by Buyer (the "Ener-gy Projects");

		WHEREAS, as a result of the foregoing relation-ships, Seller possesses knowledge of Buyer's business and its policies, methods and personnel and knowledge of the Energy Projects;

		WHEREAS, simultaneously with the execution and delivery of this Agreement, Buyer and Seller are entering into an Acquisition Agreement (the "Acquisition Agree-ment") pursuant to which Buyer has agreed to purchase from Seller and its Affiliates all of the shares of common stock of Buyer currently owned by Seller and its affiliates, and all interests of Seller and its affili-ates in the Energy Projects;

		WHEREAS, Seller and Buyer recognize that the disclosure of confidential information regarding Buyer or the Energy Projects or the application of Seller's expe-rience, abilities and services to the business of any competitor of Buyer would cause damage to Buyer;

		WHEREAS, Seller and Buyer recognize that, in view of Seller's agreement to sell all of the Buyer's common stock owned by it, it would be appropriate to place certain limitations upon Seller in the future;

		WHEREAS, execution and delivery by Seller of this Agreement is a condition to Buyer's willingness to enter into the Acquisition Agreement.

		NOW, THEREFORE, in consideration of the forego-ing and of the mutual covenants herein set forth and for other good and valuable consideration, receipt and suffi-ciency of which is hereby acknowledged, the parties hereto agree as follows:

		1.	Term.  The term (the "Term") of this
Agreement shall commence on the date hereof and shall expire: (i) for purposes of Sections 4 and 5, on the fifth anniversary of the Closing Date (as defined in the Acquisition Agreement) and for purposes of Section 2, shall expire on the third anniversary of the Closing Date and for purposes of Section 7, shall expire on the first anniversary of the Closing Date, unless sooner terminated in accordance with Section 8 hereof.

		2.	Competitive Activity.  Neither Seller nor
any person, business entity or enterprise controlling
Seller, controlled by Seller or under common control with Seller (an "Affiliate") shall, through Subsidiaries or
Affiliates, participate in the ownership, management, operation or control of any business (a "Competitive
Operation") that engages in the operation, development, supply or distribution of electrical power anywhere in the world, or engages in any business or activity that, through Subsidiaries or Affiliates, competes with any business or activity presently engaged in by Buyer. The foregoing shall not prohibit the current designees of Seller on Buyer's board of directors from properly serv-ing in such capacity. Additionally, the forgoing shall not prohibit Seller's continued ownership in the Energy
Projects through the Closing Date. "Competitive Opera-tion" shall not mean or include (a) any aspect of the construction business, including but not limited to design, engineer, procure and construct contracts for power facilities involving consideration of the type
(including minority equity interests) and providing for the kind of financial returns typical in such design, engineer, procure and construct business; or (b) the coal mining business.

		3.	Exceptions.  (a)  Nothing in this Agree-
ment shall prohibit Seller or any Affiliate of Seller from having passive ownership of not more than 5% of the outstanding stock of a corporation engaged in a Competi-tive Operation which is publicly traded, so long as Seller has no active participation in the management of the business of such corporation. As used in this Agree-ment, "passive ownership" means the investment in such stock is not for the purpose, directly or indirectly, individually or as part of a group (as defined below) of influencing, in any manner, the management, board of directors or policies of or controlling such corporation or any of its subsidiaries.

			(b)	Nothing in this Agreement shall
prohibit Seller or any Affiliate of Seller from acquiring any person that is engaged in a Competitive Operation, provided that the Competitive Operation represents, and thereafter continues to represent, no more than 10% of such person's annual revenues or net assets. The term
"person" as used in this Agreement will be interpreted broadly to include any corporation, company, governmental agency or body, entity, partnership, group or individual.

			(c)	For avoidance of doubt, Buyer shall
not be deemed an Affiliate of Seller for purposes of the restrictions in this Agreement.

		4.	Confidential Information.

			(a)  Except as provided in subparagraph
(b) below, without the prior written consent of Buyer, Seller shall, and shall cause its Affiliates to, hold and to cause their respective directors, officers, employees, agents or advisors to hold in strict confidence (provid-ed, as to advisors, they obtained such information by or on behalf of Seller or its Affiliates): (i) any non-public information which it or they possess regarding
Buyer or any of its Affiliates, and (ii) any non-public information concerning the Energy Projects, together with analyses, compilations, studies or other documents or records prepared by or on behalf of Seller or any of Seller's Affiliates to the extent that such analyses, compilations, studies, documents or records contain or otherwise reflect such information (hereinafter collec-tively referred to as the "Confidential Material"). The term "Confidential Material" does not include information which (i) was or becomes generally available to the public other than as a result of a disclosure by Seller or its Affiliates; (ii) was or becomes available to Seller on a non-confidential basis from a source other than Buyer provided that such source is not, to the knowledge of Seller, after reasonable inquiry, bound by a confidentiality agreement with Buyer or otherwise prohib-ited from transmitting the information to Seller by a contractual, legal or fiduciary obligation.

			(b)  If Seller or its Affiliates are re-
quested or required to disclose any Confidential Material pursuant to a subpoena, court order, civil investigative demand or similar judicial process or other oral or written request issued by a court of competent jurisdic-tion or by a federal, state, local or foreign govern-mental or regulatory body, Seller will provide Buyer with prompt written notice of any such request or requirement so that Buyer may, if available, seek an appropriate pro-tective order or other appropriate remedy or waive com-pliance with the provisions of this Agreement. If such order or other remedy is not obtained, or Buyer waives compliance with the provisions of this Agreement, Seller or its Affiliates will disclose only that portion of the Confidential Material (or information relating to any such investigation, discussions or negotiations) which it is advised by Seller's counsel that it is legally re-quired to so disclose and will exercise reasonable ef-forts to obtain reliable assurance that confidential treatment will be accorded the information so disclosed.

		5.	Standstill Agreement.  Seller shall not,
and shall cause its Affiliates not to, either directly or through investment bankers, attorneys, accountants or other advisors ("Representatives") unless and until Seller shall has received the prior written invitation or approval of a majority of directors of Buyer (it being understood that the execution of this Agreement by the parties does not constitute such an invitation), directly or indirectly (i) acquire, agree to acquire or make any proposal to acquire any securities of Buyer or any of its subsidiaries, any warrant or option to acquire any such securities, any security convertible into or exchangeable for any such securities or any other right to acquire any such securities, (ii) seek or propose, or, as to any of the following occurring prior to the Closing under the Acquisition Agreement, unless approved by a majority of the current directors of Buyer (excluding Seller's de-signees) vote in favor of, any merger, consolidation, business combination, tender or exchange offer, sale or purchase of assets or securities, dissolution, liquida-tion, restructuring, recapitalization or similar transac-tions of or involving Buyer or any of its subsidiaries,
(iii) make, or in any way participate in, any "solicita-tion" of "proxies" or "consents" (whether or not relating to the election or removal of directors) within the meaning of Regulation 14A under the Securities and Ex-change Act of 1934 as amended (the "Exchange Act") with respect to any securities of Buyer or any of its subsid-iaries, or seek to advise influence any person or become a participant with respect to the voting of any securi-ties of Buyer or any of its subsidiaries, or demand a copy of the stock ledger list of stockholders, or any other books and records of Buyer or any of its subsidiar-ies (other than requests made by Seller's designees on Buyer's board of directors exercising their fiduciary duties as directors of Buyer), (iv) initiate, propose or participate in the solicitation of stockholders for the approval of one or more stockholder proposals with re-spect to Buyer or its subsidiaries, as described in Rule
14a-8 under the Exchange Act, or induce or encourage any other individual or entity to initiate any stockholder proposal relating to Buyer or its subsidiaries, (v) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any acquisition of securities of Buyer or any of its subsidiaries, (vi) otherwise act, alone or in concert with others, to seek to control or influence, in any manner, the management, Board of Directors or poli-cies of Buyer or any of its subsidiaries (other than actions taken by Seller's designees on Buyer's board of directors exercising their fiduciary duties as directors of Buyer), (vii) have any discussions or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist or en-courage, any other persons in connection with any of the foregoing, or make any investment in (other than passive investments permitted by Sections 3 and 6 hereof), in any of the foregoing, (viii) make any publicly disclosed pro-posal regarding any of the foregoing; (ix) enter into any discussions, negotiations, arrangements or under-standings with or provide any information to any third party with respect to any of the foregoing; or
(x) disclose any intention, plan or arrangement inconsis-tent with the foregoing prohibitions or advise or assist any third party in connection with any activity included in the foregoing prohibitions. Seller also shall not make any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the foregoing, or request Buyer di-rectly or indirectly, to amend, waive or terminate any provision of this Section 5 or the term of this Section 5
(including this sentence). During the period from the date of this Agreement through the closing under the Acquisition Agreement, if Seller is approached by any third party concerning the participation by Seller or the third party in a transaction involving Buyer's assets, businesses or securities or involving any of the forego-ing actions, Seller will promptly inform Buyer of the nature of such contact and the parties thereto.

		6.	Investments by Individuals.  Notwithstand-
ing anything contained herein, (A) Seller's designees on Buyer's board of directors may make passive investments by exercising stock options granted to them by Buyer, (B)
Affiliates who are natural persons may make passive investments in common stock of Buyer not to exceed 1% of Buyer's outstanding shares of common stock and (C) Walter
Scott, Jr. also may make passive investments in common stock of Buyer as a purchaser of up to $150 million in Buyer's Equity Offering (as defined in the Acquisition
Agreement).

		7.	Employees.  Neither Seller nor any Affili-
ate will, without the prior written consent of Buyer, solicit or hire away or employ as a result of such solic-itation (other than as the result of responses to general solicitations of employment not specifically targeted towards any employees of Buyer or the Energy Projects) any person who is an employee of Buyer or the Energy
Projects as of the date hereof.

		8.	Termination.  This Agreement may be termi-
nated by Seller upon written notice to Buyer in the event the Acquisition Agreement is terminated, other than termination resulting from or relating to a breach there-of by Seller. Upon any such termination, this Agreement shall be void and shall have no force and effect.

		9.	Equitable Remedies.  Seller acknowledges
that the remedy at law for a violation on its part of any of the covenants contained herein may be inadequate.
Seller accordingly agrees that in addition to any other remedies available to it, Buyer shall be entitled to injunctive relief in any court of competent jurisdiction, without the necessity of proof of actual damages.

		10.	Waiver.  Any party may waive compliance by
another with any of the provisions of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and must be signed by the party waiving any provision hereof.

		11.	Severability.  If for any reason any
provision of this Agreement shall be held invalid, such invalidity shall not affect any other provision of this Agreement not held so invalid, and all other such provi-sions shall to the full extent consistent with law con-tinue in full force and effect.

		12.	Successors and Assigns.  The provisions of
this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.

		13.	Miscellaneous.  This Agreement and the
Acquisition Agreement constitute the entire agreement be-tween the parties concerning the subject matter hereof and supersedes all prior commitments and understandings between the parties relating to such subject matter. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing and is signed by the parties hereto. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions at the same or at any prior or subsequent time.

		14.	Governing Law.  This Agreement shall be
governed by the laws of the State of New York.

		15.	Captions.  The caption headings herein are
inserted for reference purposes only and shall not be construed as part of this Agreement.


		IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized offi-cers of Buyer and Seller on the date first above written.

                                					CalEnergy Company, Inc.


                                					By:/s/ Steven A. McArthur
                                					Title: Senior Vice President




                                					Kiewit Diversified Group Inc.


                                					By:/s/ James Q. Crowe
                                					Title: President and CEO